Exhibit 99.5
CERTIFICATIONS
     Pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
     I, William A. Downe, the President and Chief Executive Officer of Bank of Montreal, certify that:
     1. I have reviewed this annual report on Form 40-F/A of Bank of Montreal (the “issuer”); and
     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.
Date: November 16, 2007

/s/ William A. Downe
William A. Downe
President and Chief Executive Officer